UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 7, 2015, Husky Energy Inc. issued a press release announcing that Husky Energy and its partner continue to advance appraisal work on the landmark Bay du Nord oil discovery offshore Newfoundland and Labrador.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-191849) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	/s/ James D. Girgulis
JAMES D. GIRGULIS
Date: December 7, 2015		SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Continues Flemish Pass Appraisal, Secures Rig for Ongoing Drilling Activities

Calgary, Alberta (December 7, 2015) – Husky Energy and its partner continue to advance appraisal work on the landmark Bay du Nord oil discovery offshore Newfoundland and Labrador.

Since late 2014, the West Hercules drill rig has undertaken an appraisal program related to the Bay du Nord discovery in the Flemish Pass Basin. Appraisal activities are progressing as expected and will continue into early 2016.

“The Bay du Nord appraisal program has been progressing well and further drilling is planned for 2016,” said CEO Asim Ghosh. “We expect the results of this appraisal to further increase our understanding of the scope of this significant opportunity.”

Additional information updates are expected following the conclusion of the program. Husky holds a 35 percent working interest in the Bay du Nord, Mizzen and Harpoon discoveries in the Flemish Pass.

White Rose Activity Update

In the Jeanne d’Arc Basin, Husky continues to maintain stable, high-netback production and extend the life of the main White Rose field through a series of staged satellite extensions and development wells.

A two-year contract has been signed to secure the harsh-environment Henry Goodrich rig, starting from the mid-2016 timeframe. The rig will be used for ongoing development drilling at the South White Rose Extension and North Amethyst field, and near-field exploration.

Production from the White Rose field and extensions is tied back to the SeaRose FPSO (floating production, storage and offloading) vessel.

Husky is the operator of the White Rose field and satellite extensions, holding a 72.5 percent working interest in the main field and a 68.875 percent interest in the satellite fields, which include North Amethyst, South White Rose and West White Rose.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to: the Company’s plans to continue appraisal drilling, and expected timing of such drilling, for the Bay du Nord oil discovery offshore Newfoundland and Labrador; and continued development drilling plans, and expected timing of such drilling, at the South White Rose Extension, North Amethyst field and other near-field exploration.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2014 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.